Filed by PepsiCo, Inc. pursuant to
Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Companies: The Pepsi Bottling Group, Inc.
Commission File No.: 001-14893
and
PepsiAmericas, Inc.
Commission File No.: 001-15019

THE FOLLOWING ARE QUESTIONS AND ANSWERS MADE AVAILABLE BY PEPSICO, INC. ON ITS TRANSACTIONAL WEBSITE AT URL HTTP://WWW.TRANSACTIONINFO.COM/PEPSICO:

Frequently Asked Questions:

Q1) What is the strategic rationale for this transaction?

Acquiring The Pepsi Bottling Group and PepsiAmericas would significantly accelerate the strategic transformation of PepsiCo’s North America Beverage business that is already underway. By consolidating the three companies, PepsiCo can create a very agile growth platform that will bring product and packaging innovation to market more quickly, streamline manufacturing and distribution systems, and provide greater flexibility in how the company goes to market.  Importantly PepsiCo also would be in a better position to serve the changing needs of its retail and food service customers, to whom it would be better able to offer customized solutions and “Power of One” food and beverage bundling opportunities.

Q2) Is this a change in your strategy?

PepsiCo constantly re-assesses its strategy and re-examines its assumptions. Strategy is doing what is right for the long term, given the circumstances at the time. Over the last decade the industry has seen a proliferation of non-carbonated beverages and functional beverages based on different manufacturing platforms with different economics than traditional carbonated soft-drinks.  And those beverages have become a much bigger part of PepsiCo’s portfolio.  Furthermore, our retail and food service customers have continued to consolidate.  In this environment, PepsiCo believes a fully integrated and more agile North American Beverage system would improve its cost structure, generate stronger top-line growth over the long term, and more effectively meet the needs of both customers and consumers.

Q3) Why are you increasing your exposure to North American Beverages?

PepsiCo believes in the long-term attractiveness of liquid refreshment beverages (LRB) in North America. The LRB category is large ($100 billion) and profitable (15-20% margins), and PepsiCo has a leadership position.  After 2009, it is anticipated that the category will return to growth consistent with population growth.  North American Beverages business remains a critical component of the PepsiCo portfolio.

Q4) What are the terms of the proposal?

PepsiCo is offering shareholders of The Pepsi Bottling Group (NYSE: PBG) $29.50 per-share, which is a 17.1% premium over the closing price of the common stock on April 17, 2009 and a 36% premium based on the 30-day average closing stock price. PepsiCo is offering shareholders of PepsiAmericas (NYSE: PAS) $23.27 per share, which is a 17.1% premium over the closing price of the common stock on April 17, 2009 and a 33.4% premium based on the 30-day average closing stock price. The terms of the proposal are 50% in cash and 50% PepsiCo stock for the each of the outstanding shares of The Pepsi Bottling Group and PepsiAmericas.

The total value of the shares PepsiCo is proposing to acquire is approximately $6 billion.

Q5) Why pursue this now?

One key factor is that PepsiCo can do this from a position of strength, when its existing network is productive and executing well – and when the management capabilities are in place to execute the changes that are necessary to maintain our leadership position.  This is the perfect time operationally to begin a transformation that will set us up for the long-term growth of this business.

Q6) What are the financial benefits?

PepsiCo expects that this transaction would be accretive to earnings-per-share by at least 15 cents when synergies are fully realized, would unlock at least $200 million of synergies on an annual basis and would put us in a stronger position to achieve future growth.

Q7) How long will this process take to complete? What are the next steps?

This is a serious offer and at a significant premium to the market price of both The Pepsi Bottling Group and PepsiAmericas. PepsiCo expects it will be reviewed with seriousness by the independent directors of the two companies. The offers are only proposals and, as such, are subject to PepsiCo negotiating and signing definitive agreements with PGB and PAS.

Cautionary Statement

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. If PepsiCo, Inc. (“PepsiCo”) enters into definitive agreements in connection with the proposed transactions with The Pepsi Bottling Group, Inc. (“PBG”) and PepsiAmericas, Inc. (“PAS”) (the “Proposed Transactions”), PepsiCo plans to file with the Securities and Exchange Commission (“SEC”) registration statements on Form S-4 containing proxy statements/prospectuses and other documents with respect to each of the Proposed Transactions and definitive proxy statements/prospectuses would be mailed to shareholders of PBG and PAS. INVESTORS AND SECURITY HOLDERS OF PBG AND PAS ARE URGED TO READ THE PROXY STATEMENTS/PROSPECTUSES AND OTHER DOCUMENTS THAT WOULD BE FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS.

If PepsiCo enters into definitive agreements in connection with the Proposed Transactions, investors and security holders will be able to obtain free copies of the registration statements and the proxy statements/prospectuses (when available) and other documents filed with the SEC by PepsiCo through the website maintained by the SEC at http://www.sec.gov. Free copies of the registration statements and the proxy statements/prospectuses (when available) and other documents filed with the SEC will also be available free of charge on PepsiCo’s internet website at www.pepsico.com or by contacting PepsiCo’s Investor Relations Department at 914-253-3035.

PepsiCo and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the Proposed Transactions. Information regarding PepsiCo’s directors and executive officers is available in its Annual Report on Form 10-

K for the year ended December 27, 2008, which was filed with the SEC on February 19, 2009, and its proxy statement for its 2009 annual meeting of shareholders, which was filed with the SEC on March 24, 2009. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statements/prospectuses and other relevant materials to be filed with the SEC when they become available.

Statements in this release that are “forward-looking statements” are based on currently available information, operating plans and projections about future events and trends. They inherently involve risks and uncertainties that could cause actual results to differ materially from those predicted in such forward-looking statements. Such risks and uncertainties include, but are not limited to: PepsiCo’s ability to enter into definitive agreements with respect to the Proposed Transactions; PepsiCo’s ability to achieve the synergies and value creation contemplated by the Proposed Transactions; PepsiCo’s ability to promptly and effectively integrate the businesses of PBG, PAS and PepsiCo; the timing to consummate the Proposed Transactions and any necessary actions to obtain required regulatory approvals; the diversion of management time on transaction-related issues; changes in demand for PepsiCo’s products, as a result of shifts in consumer preferences or otherwise; increased costs, disruption of supply or shortages of raw materials and other supplies; unfavorable economic conditions and increased volatility in foreign exchange rates; PepsiCo’s ability to build and sustain proper information technology infrastructure, successfully implement its ongoing business process transformation initiative or outsource certain functions effectively; damage to PepsiCo’s reputation; trade consolidation, the loss of any key customer, or failure to maintain good relationships with PepsiCo’s bottling partners, including as a result of the Proposed Transactions; PepsiCo’s ability to hire or retain key employees or a highly skilled and diverse workforce; changes in the legal and regulatory environment; disruption of PepsiCo’s supply chain; unstable political conditions, civil unrest or other developments and risks in the countries where PepsiCo operates; and risks that benefits from PepsiCo’s Productivity for Growth initiative may not be achieved, may take longer to achieve than expected or may cost more than currently anticipated.

For additional information on these and other factors that could cause PepsiCo’s actual results to materially differ from those set forth herein, please see PepsiCo’s filings with the SEC, including its most recent annual report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Investors are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made. All information in this communication is as of April 20, 2009. PepsiCo undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

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